==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                  CDnow, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, without par value
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   125085100
------------------------------------------------------------------------------
                                (CUSIP Number)

     Christopher P. Bogart, Esq.                    Teruhisa Tokunaka
      General Counsel                          Senior Managing Director and
       Time Warner Inc.                           Chief Financial Officer
       75 Rockefeller Plaza                         Sony Corporation
    New York, New York 10019                       6-7-35 Kitashinagawa
     (212) 484-8000                      Shinagawa-ku, Tokyo 141-0001 Japan
                                                    81-3-5448-2111


        with copies to:                              with copies to:

     Faiza J. Saeed, Esq.             Robert Schumer, Esq.            Morton A. Pierce, Esq.             Lisa Weiss, Esq.
   Cravath, Swaine, & Moore      Paul, Weiss, Rifkind, Wharton         Dewey Ballantine LLP             Rosenman & Colin LLP
       825 Eighth Avenue                  & Garrison               1301 Avenue of the Americas         575 Madison Avenue
   New York, New York 10019       1285 Avenue of the Americas        New York, New York 10019        New York, New York 10022
        (212) 474-1454              New York, New York 10019              (212) 259-8000                  (212) 940-8800
                                         (212) 373-3097

------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 13, 2000
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
checkthe following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
------------------------------------------------------------------------------

CUSIP No. 125085100
------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     TIME WARNER INC.
     IRS. No.: 13-3527249
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
     (See Instructions)                                          (b)  [_]
------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         1,500,000*
   SHARES      ---------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH            1,202,750**
 REPORTING     ---------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                    1,500,000*
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,202,750**
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,702,750*'**
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     (See Instructions)                                               [_]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
------------------------------------------------------------------------------

---------
    * Pursuant to a Convertible Loan Agreement dated as of July 12, 1999 (the "Convertible Loan Agreement"), between CDnow, Inc. ("CDnow"), as borrower, and Sony Music Entertainment Inc. ("Sony Music") and Time Warner Inc. ("Time Warner"), as lenders, Time Warner and Sony Music agreed to make term loans to CDnow in an amount not to exceed the loan commitment under the Convertible Loan Agreement. Each of Time Warner and Sony Music, at its sole option, at any time and from time to time, has the right to convert all outstanding loans it has made pursuant to the Convertible Loan Agreement, and any accrued and unpaid interest on the loans, into shares of common stock of CDnow. Assuming that Time Warner makes loans to CDnow in the full amount of its loan commitment, based on the conversion price currently in effect, Time Warner would have the right to acquire beneficial ownership of 1,500,000 shares of common stock of Cdnow.

    ** On March 16, 2000, TWI CDNow Holdings Inc., a wholly owned subsidiary of Time Warner, purchased 1,202,750 shares of CDnow common stock from CDnow.

CUSIP No. 125085100
------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SONY CORPORATIOM OF AMERICA.
     IRS. No.: 13-1914724
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
     (See Instructions)                                          (b)  [_]
------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         2,702,750*
   SHARES      ---------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING     ---------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                    2,702,750*
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,702,750*
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     (See Instructions)                                               [_]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
------------------------------------------------------------------------------

          ---------
 * Sony Corporation of America is the parent corporation of Sony Music Entertainment Inc. ("Sony Music"). Pursuant to a Convertible Loan Agreement dated as of July 12, 1999 (the "Convertible Loan Agreement"), between CDnow, Inc. ("CDnow"), as borrower, and Sony Music and Time Warner Inc. "Time Warner"), as lenders, Sony Music and Time Warner agreed to make term loans to CDnow in an amount not to exceed the loan commitment under the Convertible Loan Agreement. Each of Sony Music and Time Warner, at its sole option, at any time and from time to time, has the right to convert all outstanding loans it has made pursuant to the Convertible Loan Agreement, and any accrued and unpaid interest on the loans, into shares of common stock of CDnow. Assuming that Sony Music makes loans to CDnow in the full amount of its loan commitment, based on the conversion price currently in effect, Sony Music would have the right to acquire beneficial ownership of 1,500,000 shares of common stock of CDnow. On March 16, 2000, Sony Music purchased 1,202,750 shares of CDnow Common Stock from Cdnow.

CUSIP No. 125085100
------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SONY CORPORATION
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
     (See Instructions)                                          (b)  [_]
------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Japan
------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         2,702,750*
   SHARES      ---------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING     ---------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                    2,702,750*
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,702,750*
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     (See Instructions)                                               [_]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
------------------------------------------------------------------------------

---------
    * Sony Corporation is the parent corporation of Sony Music Entertainment Inc. ("Sony Music"). Pursuant to a Convertible Loan Agreement dated as of
July 12, 1999 (the "Convertible Loan Agreement"),between CDnow, Inc. ("CDnow"), as borrower, and Sony Music and Time Warner Inc. "Time Warner"), as lenders, Sony Music and Time Warner agreed to make term loans to CDnow in an amount not to exceed the loan commitment under the Convertible Loan Agreement. Each of Sony Music and Time Warner, at its sole option, at any time and from time to time, has the right to convert all outstanding loans it has made pursuant to the Convertible Loan Agreement, and any accrued and unpaid interest on the loans, into shares of common stock of CDnow. Assuming that Sony Music makes loans to CDnow in the full amount of its loan commitment, based on the conversion price currently in effect, Sony Music would have the right to acquire beneficial ownership of 1,500,000 shares of common stock of CDnow. On March 16, 2000, Sony Music purchased 1,202,750 shares of CDnow Common Stock from Cdnow.

          This Amendment No. 1 to the Statement on Schedule 13D filed by Time Warner Inc., Sony Corporation of America and Sony Corporation with the Securities and Exchange Commission on July 22, 1999 (the "Original Statement"), with respect to the common stock, without par value, of CDnow, Inc., amends and restates the Original Statement in its entirety.


Item 1.  Security and Issuer.
         --------------------

          This statement relates to the common stock, without par value (the "CDnow Common Stock"), of CDnow, Inc., a Pennsylvania corporation ("CDnow"). The principal executive offices of CDnow are located at 1005 Virginia Drive, Fort Washington, Pennsylvania 19034.


Item 2.  Identity and Background.
         ------------------------

          This statement is being filed by Time Warner Inc., a Delaware corporation ("Time Warner"), Sony Corporation of America, a New York corporation ("SCA"), and Sony Corporation, a Japanese corporation ("Sony", and, together with Time Warner and SCA, the "Reporting Persons"). Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Persons have agreed to file jointly one statement with respect to their ownership of CDnow Common Stock, and this joint statement of the Reporting Persons is hereinafter referred to as the "Statement".

          Time Warner has its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019. Time Warner is a holding company engaged in the media and entertainment business. Its businesses are carried on in six fundamental areas:

          o cable networks, consisting principally of interests in cable television programming;

          o publishing, consisting principally of interests in magazine publishing, book publishing and direct marketing;

          o music, consisting principally of interests in recorded music and music publishing;

          o filmed entertainment, consisting principally of interests in filmed entertainment, television production and television broadcasting;

          o cable, consisting principally of interests in cable television systems; and

          o digital media, consisting principally of interests in Internet-related and digital media businesses.

          SCA, the United States headquarters of, and a wholly owned subsidiary of, Sony, has its principal executive offices at 550 Madison Avenue, New York, New York 10022. The principal business of SCA is the manufacture and sale, through its subsidiaries, of audio, video, communications and information technology products for the consumer and professional markets, and the music, motion picture, television and online entertainment businesses.

          Sony has its principal executive offices at 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan. The principal business of Sony Corporation is the development, design, manufacture and sale of various kinds of electronic equipment, instruments and devices for consumer and professional markets.

          The name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B or C, as the case may be, and Annexes A, B and C are incorporated herein by reference.

          None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B or C, as appropriate, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

          On July 12, 1999, Time Warner and Sony Music Entertainment Inc., a Delaware corporation and a wholly owned subsidiary of SCA ("Sony Music"), entered into a convertible loan agreement (the "Convertible Loan Agreement) with CDnow. Pursuant to the Convertible Loan Agreement, each of Time Warner and Sony Music, as lenders, agreed to make term loans to CDnow, as borrower, in an amount not to exceed the loan commitment under the Convertible Loan Agreement. The loan commitment under the Convertible Loan Agreement is $30,000,000; provided that in no event will the loan commitment of either Time Warner or Sony Music exceed $15,000,000. Each of Time Warner and Sony Music have used, and intend to continue to use, working capital as the source of the funds for loans made to CDnow under the Convertible Loan Agreement. Each of Time Warner and Sony Music, at its sole option, at any time and from time to time, has the right to convert all loans made by it under the Convertible Loan Agreement, and any accrued and unpaid interest on the loans, into shares of CDnow Common Stock. For a more detailed description of the Convertible Loan Agreement, see the response provided in Item 4.

          On March 13, 2000, Time Warner and SCA entered into a Termination Agreement (the "Termination Agreement") with CDnow, Delaware Holdco Corporation, a Delaware corporation and a wholly owned subsidiary of CDnow ("Holdco"), Pennsylvania Subsidiary, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Holdco ("Pennsylvania Subsidiary"), Delaware Sub I L.L.C., a Delaware limited liability company and a wholly owned subsidiary of Holdco ("Delaware Sub I"), Delaware Sub II, a Delaware limited liability company and a wholly owned subsidiary of Holdco ("Delaware Sub II"), and certain individuals who are party to the Termination Agreement. Pursuant to the Termination Agreement, Time Warner and SCA agreed to purchase, or to cause one or more of their respective subsidiaries to purchase, and CDnow agreed to sell to Time Warner and SCA, or one or more of their respective subsidiaries, an aggregate of 2,405,500 shares of CDnow Common Stock for an aggregate purchase price of $21,000,000. On March 16, 2000, Time Warner purchased from CDnow, on behalf of TWI CDNow Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Time Warner ("TWI CDNow Holdings"), for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock, and SCA caused Sony Music to purchase from CDnow, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock. For each of Time Warner and Sony Music, working capital was the source of the funds used for payment of the purchase price for the shares of CDnow Common Stock. For a more detailed description of the Termination Agreement, see the response provided in Item 4.

Item 4.  Purpose of Transaction.
         -----------------------

          On July 12, 1999, Time Warner, SCA, CDnow, Holdco, Pennsylvania Subsidiary, Delaware Sub I and Delaware Sub II entered into an Agreement of Merger and Contribution (the "Merger Agreement") providing for, among other things, the combination of the businesses of The Columbia House Company, a New York general partnership that is owned equally by a subsidiary of Time Warner and Sony Music, and CDnow on the terms and subject to the conditions set forth in the Merger Agreement. To facilitate the consummation of the transactions contemplated by the Merger Agreement, Time Warner, SCA and CDnow entered into a Stock Option Agreement dated as of July 12, 1999 (the "Stock Option Agreement"), pursuant to which CDnow granted to Time Warner and SCA (to be shared equally by them) an irrevocable option, exercisable upon the happening of certain events, to purchase up to 4,431,721 shares of CDnow Common Stock at a purchase price per share of $17.9869 (subject to adjustment). In addition, Time Warner, SCA and several principal shareholders of CDnow (which principal shareholders collectively held 7,257,002 shares of CDnow Common Stock as of July 12, 1999) entered into the CDnow, Inc. Shareholder Agreement dated as of July 12, 1999 (the "Shareholder Agreement"), pursuant to which each of the principal shareholders agreed to vote all such principal shareholder's shares of CDnow Common Stock in favor of the transactions contemplated by the Merger Agreement and against any alternative transaction.

          In connection with the execution and delivery of the Merger Agreement, the Stock Option Agreement and the Shareholder Agreement, Time Warner, Sony Music and CDnow executed and delivered the Convertible Loan Agreement. Pursuant to the Convertible Loan Agreement, each of Time Warner and Sony Music agreed to make term loans to CDnow, at any time and from time to time during the period from December 16, 1999 to the earliest to occur of (x) the time that the loan commitment is reduced to zero in accordance with the terms of the Convertible Loan Agreement, (y) January 15, 2001 and (z) the effective time of the transactions contemplated by the Merger Agreement (such date, the "Final Maturity Date") in an amount not to exceed the loan commitment under the Convertible Loan Agreement. The loan commitment under the Convertible Loan Agreement is $30,000,000; provided that in no event will the loan commitment of either Time Warner or Sony Music exceed $15,000,000. Interest in respect of the unpaid principal amount of each loan outstanding under the Convertible Loan Agreement accrues from the date of the making of the loan until the earlier of the date on which the loan is repaid in full and the Final Maturity Date and is payable on the Final Maturity Date. Each of Time Warner and Sony Music, at its sole option, at any time and from time to time, has the right to convert all outstanding loans it has made pursuant to the Convertible Loan Agreement, and any accrued and unpaid interest on such loans, into shares of CDnow Common Stock. Each of Time Warner and Sony Music also has the right, subject to certain limitations, to request that CDnow effect the registration under the Securities Act of 1933 of all shares of CDnow Common Stock issued upon conversion of any loan, or any accrued and unpaid interest on any loan.

          On March 13, 2000, Time Warner, SCA, CDnow, Holdco, Pennsylvania Sub, Delaware Sub I, Delaware Sub II and certain individuals who are party to the Termination Agreement entered into the Termination Agreement. In the Termination Agreement, each of Time Warner, SCA and CDnow mutually consent to terminate the Merger Agreement. The termination of the Merger Agreement caused the option granted under the Stock Option Agreement to terminate and be of no further force and effect. In addition, the termination of the Merger Agreement constitutes an automatic termination of the Shareholder Agreement.

          Pursuant to the Termination Agreement, each of Time Warner and CDnow agreed to, and SCA agreed to cause Sony Music to, enter into an Amendment to the Convertible Loan Agreement (the "Amendment"). The Amendment provides, among other things, (i) for the term "Final Maturity Date" to mean the earlier to occur of (x) the time that the loan commitment is reduced to zero in accordance with the terms of the Convertible Loan Agreement and (y) January 15, 2003, (ii) for the interest rate in respect of the unpaid principal amount of each loan outstanding under the Convertible Loan Agreement to be the London interbank offered rate, commonly referred to as "LIBOR", plus 3% and (iii) for the conversion price for converting outstanding loans made pursuant to the Convertible

Loan Agreement, and any accrued and unpaid interest on such loans, into shares of CDnow Common Stock to be $10.00 per share of CDnow Common Stock (subject to customary anti-dilution adjustments). In addition, each of Time Warner and CDnow agreed to, and SCA agreed to cause Sony Music to, enter into a Consent (the "Consent") in respect of the Guarantee and Collateral Agreement dated as of December 9, 1999, made by CDnow in favor of Time Warner, as Security Agent for Time Warner and Sony Music as lenders under the Convertible Loan Agreement (the "Security Agent"). The Consent provides for the release of certain collateral pledged to the Security Agent as security for loans made by Time Warner and Sony Music to CDnow pursuant to the Convertible Loan Agreement.

          In addition, pursuant to the Termination Agreement, on March 16, 2000, Time Warner purchased from CDnow, on behalf of TWI CDNow Holdings, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock, and SCA caused Sony Music to purchase from CDnow, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock (all such shares of CDnow Common Stock purchased pursuant to the Termination Agreement, collectively the "Purchased Shares"). The Termination Agreement provides that each of Time Warner and SCA, and any of their respective subsidiaries who hold Purchased Shares, shall have registration rights with respect to the Purchased Shares that are identical to the registration rights provided under the Convertible Loan Agreement in respect of any shares of CDnow Common Stock issued upon conversion of any loans, or any accrued and unpaid interest on any loans, made by Time Warner or Sony Music pursuant to the Convertible Loan Agreement. The Termination Agreement further provides that Time Warner and Sony, and any of their respective subsidiaries who hold shares of CDnow Common Stock, acting as one group, shall be entitled, but shall not be required, at any time and from time to time, to designate one individual (the "Designee") to serve as a member of the Board of Directors of CDnow. The right of Time Warner and SCA, and any of their respective subsidiaries who hold shares of CDnow Common Stock, to designate the Designee shall terminate whenever the total number of shares of CDnow Common Stock held by Time Warner, Sony or any of their respective subsidiaries shall be less than 50% of the number of shares constituting the Purchased Shares (subject to customary anti-dilution adjustments).

          The description of the terms of each of the Termination Agreement, the Convertible Loan Agreement, the Amendment and the Consent set forth in this Statement are qualified in their entirety by reference to the terms of the appropriate agreement.

          Although none of the Reporting Persons has a present intention to acquire additional shares of CDnow Common Stock or to dispose of shares of CDnow Common Stock beneficially owned by such Reporting Person, any of the Reporting Persons, acting alone or separately, may in the future acquire beneficial ownership of additional shares of CDnow Common Stock or dispose of shares of CDnow Common Stock beneficially owned by such Reporting Person, in any case in the open market or in negotiated a transaction.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

          Under the Convertible Loan Agreement, each of Time Warner and Sony Music, as lenders, agreed to make term loans to CDnow, as borrower, in an amount not to exceed the loan commitment under the Convertible Loan Agreement. The loan commitment under the Convertible Loan Agreement is $30,000,000; provided that in no event will the loan commitment of either Time Warner or Sony Music exceed $15,000,000. Each of Time Warner and Sony Music, at its sole option, at any time and from time to time, has the right to convert all outstanding loans made by it under the Convertible Loan Agreement, and any accrued and unpaid interest on the loans, into shares of CDnow Common Stock at a conversion price of $10.00 per share (subject to customary anti-dilution adjustments).

          In addition, pursuant to the Termination Agreement, on March 16, 2000, Time Warner purchased from CDnow, on behalf of TWI CDNow Holdings, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock, and SCA caused Sony Music to purchase from CDnow, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock.

          As a result of these transactions:

               (i) assuming that Time Warner makes loans to CDnow in the full amount of its loan commitment, based on the conversion price currently in effect, Time Warner would have the right to acquire beneficial ownership of 1,500,000 shares of common stock of CDnow, representing approximately 4.7% of the outstanding shares of CDnow Common Stock; and

               (ii) Time Warner is deemed to beneficially own 1,202,750 shares of CDnow Common Stock, representing approximately 3.8% of the outstanding shares of CDnow Common Stock, held by TWI CDNow Holdings (assuming the issuance of 1,500,000 shares of CDnow Common Stock to Time Warner pursuant to the Convertible Loan Agreement).

          Upon issuance, Time Warner would have sole power to vote, and sole power to dispose of, 1,500,000 shares of CDnow Common Stock. Time Warner may be deemed to share the power to vote, and the power to dispose of, 1,202,750 shares of CDnow Common Stock owned by TWI CDNow Holdings.

In addition,

               (i) assuming that Sony Music makes loans to CDnow in the full amount of its loan commitment, based on the conversion price currently in effect, Sony Music would have the right to acquire beneficial ownership of 1,500,000 shares of common stock of CDnow, representing approximately 4.7% of the outstanding shares of CDnow Common Stock; and

               (ii) Sony Music beneficially owns 1,202,750 shares of CDnow Common Stock, representing approximately 3.8% of the outstanding shares of CDnow Common Stock (assuming the issuance of 1,500,000 shares of CDnow Common Stock to Sony Music pursuant to the Convertible Loan Agreement).

Sony Music has the power to vote, and the power to dispose of, 2,702,750 shares of CDnow Common Stock. Sony and SCA are deemed beneficial owners of 2,702,750 shares of CDnow Common Stock through Sony Music.

          Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B or C, as appropriate, beneficially owns, or has acquired or disposed of, any shares of CDnow Common Stock during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

          Except as described in Item 3, 4 or 5 of this Statement, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B or C, as appropriate, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of CDnow, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.
         ---------------------------------


Exhibit Number        Description
-------------         ------------

    1 Termination Agreement dated as of March 13, 2000, among Time Warner Inc., Sony Corporation of America, CDnow, Inc., Delaware Holdco Corporation, Pennsylvania Subsidiary, Inc., Delaware Sub I L.L.C., Delaware Sub II L.L.C. and the individuals party thereto.

    2 Convertible Loan Agreement dated as of July 12, 1999, between CDnow, Inc., as Borrower, and Sony Music Entertainment Inc. and Time Warner Inc., as lenders.

                    Amendment Dated as of March 13, 2000, to the Convertible
    3 Loan Agreement dated as of July 12, 1999, among CDnow, Inc., as borrower, and Sony Music Entertainment Inc. and Time Warner Inc., as lenders.

    4 Consent dated as of March 13, 2000 in respect of the Guarantee and Collateral Agreement dated as of January 21, 2000, made by CDnow (the "Borrower") and the parties identified therein in favor of Time Warner Inc., as Security Agent for Time Warner Inc. and Sony Music Entertainment Inc. (the "Lenders) under the Convertible Loan Agreement dated as of July 12, 1999, among the Borrower and the Lenders. 5

    5 Joint Filing Agreement dated July 22, 1999, among Time Warner Inc., Sony Corporation of America and Sony Corporation (incorporated herein by reference to Exhibit 8 to the Statement on Schedule 13D filed by Time Warner Inc., Sony Corporation of America and Sony Corporation with the Securities and Exchange Commission on July 22,
                    1999).

                                  Signature
                                  ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:   March 22, 2000

                                            TIME WARNER INC.,


                                            by:/s/ Spencer B. Hays
                                               ---------------------------
                                               Name:  Spencer B. Hays
                                               Title: Vice President



                                            SONY CORPORATION OF AMERICA,


                                            by: /s/ M. N. Henny
                                                ---------------------------
                                                Name:  M. N. Henny
                                                Title: Executive Vice President



                                            SONY CORPORATION,


                                            by:/s/ Teruhisa Tokunaka
                                               ---------------------------
                                               Name:  Teruhisa Tokunaka
                                               Title: Senior Managing Director
                                                       and Chief Financial
                                                       Officer

                                                                        ANNEX A


             Directors and Executive Officers of Time Warner Inc.

          The names and present principal occupations of the directors and executive officers of Time Warner Inc. are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


                                         Principal Occupation or
Name                  Office             Employment and Address
----                  ------             ----------------------

Merv Adelson          Director           Chairman
                                         East-West Capital Associates
                                         10900 Santa Monica Blvd.
                                         Los Angeles, CA  90024
                                         (private investment company)

Christopher P.        Executive Vice     Executive Vice President,
Bogart*               President,         General Counsel and Secretary
                      General Counsel    Time Warner Inc.**
                      and Secretary

Timothy A.            Senior Vice        Senior Vice President
Boggs                 President          Time Warner Inc.
                                         800 Connecticut Ave., NW, Suite 800
                                         Washington, DC 20006

J. Carter Bacot       Director           Retired Chairman and
                                         Chief Executive Officer
                                         The Bank of New York
                                         Company, Inc.
                                         One Wall Street
                                         New York, NY 10286

Stephen F.            Director           President and Chief
Bollenbach                               Executive Officer
                                         Hilton Hotels Corporation
                                         9336 Civic Center Drive
                                         Beverly Hills, CA 90210

Richard J.            Executive          Executive Vice President
Bressler              Vice President     Time Warner Inc.**

John C.               Director           Partner
Danforth                                 Bryan Cave LLP
                                         1 Metropolitan Square
                                         211 North Broadway
                                         St. Louis, MO 63102-2750
                                         (law firm)

                                         700 13th Street, N.W.
                                         Washington, DC 20005-3960

Beverly Sills         Director           Chairman
Greenough                                Lincoln Center for the Performing Arts
                                         70 Lincoln Center Plaza
                                         New York, NY 10023
                                         (entertainment)

Gerald Greenwald      Director           Chairman Emeritus
                                         UAL Corporation
                                         P.O. Box 66100
                                         Chicago, IL 66100

Carla A. Hills        Director           Chairman and Chief
                                         Executive Officer
                                         Hills & Company
                                         1200 19th Street, NW
                                         Washington, DC 20036
                                         (international trade
                                         consultants)

Andrew J. Kaslow      Senior Vice        Senior Vice President
                      President          Time Warner Inc.**

John A. LaBarca       Senior Vice        Senior Vice President,
                      President,         Financial Operations
                      Financial          Time Warner Inc.**
                      Operations

Gerald M. Levin       Director,          Chairman and Chief
                      Chairman and       Executive Officer,
                      Chief Executive    Time Warner Inc.**
                      Officer

Reuben Mark           Director           Chairman and Chief
                                         Executive Officer
                                         Colgate-Palmolive Company
                                         300 Park Avenue
                                         New York, NY 10022
                                         (consumer products)

Michael A. Miles      Director           Former Chairman and
                                         Chief Executive Officer
                                         Philip Morris
                                         Companies Inc.
                                         1350 Lake Road
                                         Lake Forest, IL 60045

Richard D.            Director           Director and President
Parsons               and President      Time Warner Inc.**

Joseph A.             Executive Vice     Executive Vice President
Ripp                  President and      and Chief Financial Officer
                      Chief Financial    Time Warner Inc.**
                      Officer

Joan N.               Senior Vice        Senior Vice President
Sumner                President          Time Warner Inc.**

Robert E.             Director and       Vice Chairman
Turner                Vice Chairman      Time Warner Inc.
                                         One CNN Center
                                         Atlanta, GA 30303

Francis T.            Director           Chairman
Vincent, Jr.                             Vincent Enterprises
                                         290 Harbor Drive
                                         Stamford, CT 06902
                                         (private investor)
























*  Citizen of Canada.
** The business address of Time Warner Inc.is 75 Rockefeller Plaza,
   New York, NY 10019.


                                 Page 14of 19

                                                                       ANNEX B



        Directors and Executive Officers of Sony Corporation of America

          The names and present principal occupations of the directors and executive officers of Sony Corporation of America are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


                                           Principal Occupation or
Name                Office                 Employment and Address
-----               ------                 -----------------------

Nobuyuki Idei*      Chairman of the        President and Representative
                    Board                  Director; Chief Executive Officer
                                           Sony Corporation**

Norio Ohga*         Director               Chairman and Representative Director
                                           Sony Corporation**

Tsunao Hashimoto*   Director               Chairman
                                           Sony Life Insurance Co., Ltd.
                                           1-1 Minami Aoyama 1-Chome, Minato-ku
                                           Tokyo 107-8585 Japan

Tamotsu Iba*        Director               Executive Deputy President and
                                           Representative Director Overseas
                                           Financial business, Broadcasting
                                           business and Computer Entertainment
                                           business Sony Corporation**

Howard Stringer***  Chairman and Chief     Chairman and Chief Executive Officer;
                    Executive Officer;     President Sony Corporation of
                    President              America****

Teruo Masaki*       Director               Senior Managing Director
                                           Overseas Legal matters and
                                           Telecommunications business
                                           Sony Corporation**

Peter G. Peterson   Director               Chairman
                                           The Blackstone Group
                                           345 Park Avenue
                                           New York, NY 10154

H. Paul Burak         Director             Partner
                                           Rosenman & Colin LLP
                                           575 Madison Avenue
                                           New York, NY 10022

Teruhisa Tokunaka*    Director             Senior Managing Director
                                           and Chief Financial Officer
                                           Sony Corporation**

Marinus N. Henny      Executive Vice       Executive Vice President and
                      President            Chief Financial Officer
                      and Chief Financial  Sony Corporation of America****
                      Officer

Yang Hun Lee*****     Executive Vice       Executive Vice President
                      President            Sony Corporation of America****

Steven E. Kober       Senior Vice          Senior Vice President and Controller
                      President            Sony Corporation of America****
                      and Controller

Kenneth L. Nees       Senior Vice          Senior Vice President  and Secretary
                      President            Sony Corporation of America****
                      and Secretary

J. Michael Suffredini Senior Vice          Senior Vice President and Treasurer
                      President            Sony Corporation of America****
                      and Treasurer

Karen Halby           Vice President       Vice President
                                           Sony Corporation of America****

Atsuko Murakami*      Assistant Treasurer  Assistant Treasurer
                                           Sony Corporation of America****

Craig R. Torrie       Assistant Treasurer   Assistant Treasurer
                                           Sony Corporation of America****








*     Citizen of Japan.

** The business address of Sony Corporation is 6-7-35 Kitashinagawa, Shinagawa-ku,Tokyo 141-0001 Japan.

***   Citizen of the United Kingdom.

**** The business address of Sony Corporation of America is 550 Madison Avenue,New York, New York 10022.

***** Citizen of Republic of Korea.

                                                                       ANNEX C



             Directors and Executive Officers of Sony Corporation

          The names and present principal occupations of the directors and executive officers of Sony Corporation are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of Japan.


                                            Principal Occupation or
Name                  Office                Employment and Address
----                  ------                -----------------------

Nobuyuki Idei         President and         President and Representative
                      Representative        Director; Chief Executive Officer
                      Director; Chief       Sony Corporation*
                      Executive Officer

Norio Ohga            Chairman and          Chairman and Representative Director
                      Representative        Sony Corporation*
                      Director

Minoru Morio          Executive Deputy      Executive Deputy President and
                      President and         Representative Director Sony
                      Representative        Corporation*
                      Director

Tamotsu Iba           Executive Deputy      Executive Deputy President and
                      President and         Representative Director Sony
                      Representative        Corporation*
                      Director

Teruhisa Tokunaka     Senior Managing       Senior Managing Director and Chief
                      Director and Chief    Financial Officer Sony Corporation*
                      Financial Officer

Teruo Masuki          Senior Managing       Senior Managing Director
                      Director              Sony Corporation*

Howard Stringer**     Director              Chairman and Chief Executive
                                            Officer; President Sony Corporation
                                            of America***

Peter G. Peterson**** Director              Chairman
                                            The Blackstone Group
                                            345 Park Avenue
                                            New York, NY 10154

Kenichi Suematsu      Director              Advisor
                                            The Sakura Bank
                                            1-3-1 Kudan-minami, Chiyoda-ku
                                            Tokyo 100-8611  Japan

Iwao Nakatani         Director              Part-time Lecturer
                                            Hitotsubashi University
                                            2-1 Naka, Kunitachi
                                            Tokyo 186-8601 Japan

Akiyoshi Kawashima    Corporate Senior      Corporate Senior Executive
                      Executive             Vice President
                      Vice President        Sony Corporation*


Suehiro Nakamura      Corporate Senior      Corporate Senior Executive
                      Executive             Vice President Sony Corporation*
                      Vice President


                                 Page 17of 19

Kenichi Oyama         Corporate Senior      Corporate Senior Executive
                      Executive             Vice President Sony Corporation*
                      Vice President

Masayoshi Morimoto    Corporate Senior      Corporate Senior Executive
                      Executive             Vice President
                      Vice President        Sony Corporation*


Shizuo Takashino      Corporate Senior      Corporate Senior Executive
                      Executive             Vice President Sony Corporation*
                      Vice President

Kunitake Ande         Corporate Senior      Corporate Senior Executive
                      Executive             Vice President Sony Corporation*
                      Vice President

Mario Tokoro          Corporate Executive   Corporate Executive Vice President
                      Vice President        Sony Corporation*

Sunobu Horigome       Corporate Executive   Corporate Executive Vice President
                      Vice President        Sony Corporation*

Kenichiro Yonezawa    Corporate Senior      Corporate Senior Vice President
                      Vice President        Sony Corporation*

Ken Kutaragi          Group Executive       Group Executive Officer
                      Officer               Sony Corporation*









* The business address of Sony Corporation is 6-7-35 Kitashinagawa, Shinagawa-ku,Tokyo 141-0001, Japan.

**       Citizen of the United Kingdom.

*** The business address of Sony Corporation of America is 550 Madison Avenue, New York, New York 10022.

****     Citizen of the United States.

                               INDEX TO EXHIBITS



Exhibit Number      Description
--------------      ------------
     1
                    Termination Agreement dated as of March 13, 2000, among
                    Time Warner Inc., Sony Corporation of America, CDnow,
                    Inc., Delaware Holdco Corporation, Pennsylvania
                    Subsidiary, Inc., Delaware Sub I L.L.C., Delaware Sub II
                    L.L.C. and the individuals party thereto.

      2 Convertible Loan Agreement dated as of July 12, 1999, between CDnow, Inc., as Borrower, and Sony Music Entertainment Inc. and Time Warner Inc., as lenders.

                    Amendment Dated as of March 13, 2000, to the Convertible
      3 Loan Agreement dated as of July 12, 1999, among CDnow, Inc., as borrower, and Sony Music Entertainment Inc. and Time Warner Inc., as lenders.

      4 Consent dated as of March 13, 2000 in respect of the Guarantee and Collateral Agreement dated as of January 21, 2000, made by CDnow (the "Borrower") andthe parties identified therein in favor of Time Warner Inc., as Security Agent for Time Warner Inc. and Sony Music Entertainment Inc. (the "Lenders) under the Convertible Loan Agreement dated as of July 12, 1999, among the Borrower and the Lenders.

      5 Joint Filing Agreement dated July 22, 1999, among Time Warner Inc., Sony Corporation of America and Sony Corporation (incorporated herein by reference to Exhibit 8 to the Statement on Schedule 13D filed by Time Warner Inc., Sony Corporation of America and Sony Corporation with the Securities and Exchange Commission on July 22,
                    1999).



                                 Page 19 of 19